VINCI

Rueil, june 01, 2004

04030859

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

PROCESSED
JUN 21 2004
THOMSON FINANCIAL

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

SUPPL

RECEIVED
2004 JUN 10 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci wins €280 million contract to build motorway in Hungary
- Ordinary and Extraordinary Meeting of the Shareholders of Vinci
- Vinci Airports and Keolis win contract to operate Chambery airport

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

dlw 6/21

Christian Labeyrie
Chief Financial Officer

☐ 1, cours Ferdinand-de-Lesseps

VINCI

Rueil-Malmaison, May 3, 2004

PRESS RELEASE

VINCI WINS €280 MILLION CONTRACT TO BUILD MOTORWAY IN HUNGARY

VINCI has won the contract to build a section of the M7 highway from Budapest to Slovenia, over the 15 kilometres between the cities of Zamardi and Balatonszarszo.

The contract, worth 280 million euros, involves the building of three viaducts including one which is 1 768 metres long. The work will be done by Hidépitö, a subsidiary of VINCI Construction in Hungary.

The project will run for two years, with work starting in June.

In the present context, with the expansion of the European Union, the contract shows just how dynamic VINCI is in central and eastern European countries where 2003 sales figures for the Group amounted to approximately one billion euros, an increase of 15% on the previous year.

Press contact person: Virginie CHRISTNACHT
Tel: + 33 1 47 16 31 82
Fax: + 33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

Rueil-Malmaison, 4 May 2004

PRESS RELEASE

Ordinary and Extraordinary Meeting of the Shareholders of VINCI

- ***2003 - an excellent year***
- **Activity strong in the first quarter of 2004**
- **Good visibility over the full year**

An Ordinary and Extraordinary Meeting of the Shareholders of VINCI was held on 4 May 2004, chaired by Antoine Zacharias.

The meeting approved the individual and consolidated financial statements for 2003 and the appointment of Mr Quentin Davies as Director.

2003 Financial Statements

Net sales

VINCI's consolidated net sales exceeded €18 billion in 2003, a 4.3% increase on a comparable consolidation scope basis against the previous year (or 3.2% on an actual basis). At constant exchange rates, the increase of net sales was 5.5%, after cancelling the effects of the depreciation of the pound sterling, the dollar and correlated currencies, for approximately €400million.

In particular, activity levels were marked by the good performance of the French subsidiaries and the growth shown by Central European subsidiaries whose net sales amounted to nearly €1billion, a 15% increase over the previous year.

Net sales by business line*

(inmillions of euros)	2003	2002	Change 2003/2002 at actual consolidation scope	at constant consolidation scope	at constant exchange rates
Concessions and services	1,895	1,851	2.4%	2.3%	6.4%
Energy	3,115	3,044	2.3%	0.6%	2.6%
Roads	5,338	5,209	2.5%	4.6%	5.1%
Construction	7,716	7,350	5.0%	6.6%	7.5%
Holding company, miscellaneous and eliminations	47	100			
Total	**18,111**	**17,554**	**3.2%**	**4.3%**	**5.5%**

** total for each business line before elimination of transactions between business lines*

Earnings

Consolidated net income after minority interest amounted to €541.4million, an increase of more than 13% against the previous year.

This increase in net income reflects the improvement in operating income, which stood at €1,166million, a 9.2% increase against 2002 (or 10.1% at constant exchange rates). The operating margin was 6.4% compared with 6.1% in 2002.

All business lines have contributed to this further increase in operating income, continuing the trend seen in previous years.

Operating income by business line

(inmillions of euros)	**2003**	**% net sales**	**2002**	**% net sales**
Concessions and services	599.8	31.7%	566.6	30.6%
Energy	129.2	4.1%	117.8	3.9%
Roads	200.8	3.8%	165.7	3.2%
Construction	221.9	2.9%	212.3	2.9%
Holding company and miscellaneous	14.3		4.9	
Total	**1,166.0**	**6.4%**	**1,067.3**	**6.1%**

Operating income after financial income and expenses increased by 19% to €1,042million, a 5.8% margin. This takes account of an improvement in net financial expenses, due in particular to the dividend received for the first time from ASF.

Strong generation of operating cash flow / financial structure stronger

Cash flow available to finance growth was higher, at €1billion, which was comparable with the previous year, in particular as a result of the 13% increase in cash flow from operations.

After taking account of growth investments in concessions amounting to €526million, up nearly 30%, and financial investments of €258million, relating mainly to a further acquisition of ASF shares and purchase of the Company's own shares, there was an overall net cash inflow for the period of €234million, reducing the Group's net consolidated debt to €2.26 billion at 31 December 2003.

While borrowings by concessions remained almost the same, at €3 billion, the net cash position of the other business lines and holding companies amounted to €743million at 31 December 2003, an increase of €303million compared with the end of 2002. It was approximately €100million higher that at the end of 2001, before VINCI acquired its first shareholding in ASF.

Thus, the cash generated in these last two years, mainly through the operations of Group companies, will have allowed VINCI's investment in ASF to have been financed in full and the net cash position to be reconstituted, to more than its previous level.

Dividend

The Meeting decided to increase the dividend to €2.36 per share, (€3.54 including the tax credit) a 31% increase against 2002. On the basis of the current price of the VINCI share, the yield is more than 4%. The dividend will be payable as of 11 May 2004.

Appointment of a new director

The General Meeting approved the appointment as Director of Mr Quentin Davies, a member of the British Parliament who had been a co-opted member of the VINCI Board of Directors until then.

Management Organisation

Antoine Zacharias also referred to the retirement at the beginning of 2005 of Bernard Huvelin, who is today a Director and Co-Chief Operating Officer. Antoine Zacharias paid him homage and announced his intention to appoint him as adviser to the Chairman.
The Chairman announced his intention to invite Xavier Huillard, Co-Chief Operating Officer, to work alongside him and to assume responsibility for supervising the construction, road works and electrical engineering activities, while remaining Chairman of VINCI Energies, and to assist him in the Group's development projects. Antoine Zacharias will remain Chairman of Vinci Concessions.

Decisions made by the Board of Directors

The Board of Directors met after the General Meeting, under the Chairmanship of Antoine Zacharias. The Board appointed Alain Dinin, Patrick Faure and Quentin Davies to sit as the Remuneration Committee, under the Chairmanship of Quentin Davies.

The Board of Directors also decided to reduce the share capital of VINCI by cancelling 476,500 shares. VINCI's share capital is henceforth represented by 84,325,167 shares.

Good outlook for 2004

The first months of 2004 have been excellent:

- activity strongly up with net sales of more than €4billion in the first quarter, an 8.3% increase;
- at €12.7 billion, the order book stands at a very high level. This represents more than nine months' business.

Referring to the outlook for 2004, Antoine Zacharias said that with quarterly net sales showing strong growth, an order book standing at a very high level and operational units that have demonstrated their ability to adapt to the economic situation and to changes in their markets, VINCI could look forward to the full year with serenity, and considered that, once again, 2004 should not disappoint. "There is no reason for the fine annual pace of growth in our earnings to be interrupted" he said.

Press contact : Virginie Christnacht
Tel.: +33 01 47 16 31 82
Fax: +33 01 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German on VINCI's website: www.vinci.com

VINCI AIRPORTS

Keolis

PRESS RELEASE

Paris, May 10th, 2004

VINCI Airports and Keolis win contract to operate Chambéry airport

The Savoie departmental council has awarded the outsourced management contract for Chambéry-Aix les Bains airport to a 50/50 consortium comprising VINCI Airports (lead contractor) and Keolis. The two partners have been operating Grenoble airport since January 1st, 2004.

The seven-year contract will come into force on July 1st, 2004. It covers the operation, upkeep and maintenance of all airport facilities, including the passenger terminal, runways and airside equipment, as well as commercial activities. The contract also covers business development at the airport, which currently handles about 160,000 passengers a year. The employment contracts of all existing operations personnel will be transferred to the VINCI Airports/Keolis consortium.

The airport development program will focus on increasing traffic and business activities to complement those of Grenoble airport. It will be supported by significant investment—in the order of €12 million over seven years—by the departmental council.

This outsourced management contract is part of the move to decentralize the operation of French airports. It is the second of its type in France, following the contract awarded to the same consortium to operate Grenoble airport from January 1st.

VINCI Airports, a subsidiary of VINCI, world leader in concessions, construction and associated services, is a major player in airport management and services. VINCI Airports, directly or with partners, operates 17 airports around the world. The company is also ranked number three worldwide for airport services, including baggage handling, ramp and passenger services, aircraft fuelling and cargo handling.

Keolis, leading operator of passenger transportation in France, manages 85 urban networks for municipal authorities and is present in 65 departments in regional transportation. The company also operates in seven other European countries and in Canada. Already active in the airport segment with transportation to and from airports, airport shuttles, and passenger and crew transportation, Keolis has extended its business into airport management. The company operates four airports directly or with partners.

Press contacts
VINCI: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com
KEOLIS: Jean Ghédira
Tel: +33 1 71 18 00 94
Fax: +33 1 71 18 00 15
e-mail: jghedira@keolis.com